AM 3-2-2005

CM 3/10

[redacted]

05036663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 18 2005
WASH., D.C. 202

SEC FILE NUMBER
8-44039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST SHORE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 MOTOR PARKWAY, SUITE 202
(No. and Street)

HAUPPAUGE	**NY**	**11788**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl De Lucia **(805) 492-3012**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – if individual, state last, first, middle name)

633 THIRD AVENUE, 13TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Carl De Lucia**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

East Shore Partners, Inc., as

of **December 31,** , 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JEANETTE WATERS
Notary Public, State of New York
No 01WA6103113
Qualified in Kings County
Commission Expires Dec 15, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST SHORE PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2004
With Independent Auditors' Report

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Shore Partners, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

January 21, 2005

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Assets

Cash and cash equivalents	$	71,532
Deposit with clearing broker, including interest of $510		149,031
Receivable from broker-dealers and clearing broker		171,111
Non-marketable securities, at estimated fair value		3,300
Property and equipment, at cost less accumulated depreciation of $118,251		76,919
Prepaid expenses and other assets		46,097
	$	517,990

Liabilities and Shareholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	134,172
Payable to broker-dealers		29,353
Commissions payable		38,295
Income taxes payable		675
Total liabilities		202,495
Shareholders' equity:		
Common stock, $.001 par value, 1,000 shares authorized, 100 shares issued		1
Additional paid-in-capital		149,999
Retained earnings		235,029
		385,029
Less: 30 shares of common stock in treasury, at cost		69,534
Total shareholders' equity		315,495
	$	517,990

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 4,619,658
Interest and dividend income	23,274
Total revenues	4,642,932
Expenses:	
Commissions - brokers	1,719,604
Salaries	848,378
Employee benefits	129,034
Payroll taxes	119,672
Contribution to profit sharing plan	50,000
Floor broker fees	314,500
Equipment rental and quotation charges	301,831
Charitable contributions	268,584
Consulting and advisory fees	206,020
Clearing charges	114,423
Rent and utilities	110,331
Professional fees	60,363
Depreciation	40,339
Telephone	35,831
Travel and entertainment	35,303
Insurance	28,211
NASD and other regulatory fees	22,963
Meals	21,433
Office supplies	7,680
Books and publications	7,056
Postage and messenger	7,020
Interest	159
Other expenses	26,292
Total expenses	4,475,027
Income before income taxes	167,905
Income taxes	1,282
Net income	$ 166,623

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	SHAREHOLDERS' EQUITY
Balance at December 31, 2003	$ 1	$ 149,999	$ 241,823	$ 69,534	$ 322,289
Net income			166,623		166,623
Dividends paid			(173,417)		(173,417)
Balance at December 31, 2004	$ 1	$ 149,999	$ 235,029	$ 69,534	$ 315,495

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows provided by operating activities:		
Net income	$	166,623
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		40,339
(Increase) decrease in operating assets:		
Receivable from broker-dealers and clearing broker		(9,863)
Deposit with clearing broker		(49,281)
Prepaid expenses and other assets		31,411
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		46,271
Payable to broker-dealers		(16,670)
Commissions payable		13,546
Income taxes payable		(365)
Net cash provided by operating activities		222,011
Cash flows from investing activities:		
Purchase of property and equipment		(15,222)
Net cash used in investing activities		(15,222)
Cash flows from financing activities:		
Dividends paid		(173,417)
Net cash used in financing activities		(173,417)
Net decrease in cash and cash equivalents		33,372
Cash and cash equivalents - beginning of year		38,160
Cash and cash equivalents - end of year	$	71,532

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

East Shore Partners, Inc. (the "Company") is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Note 2 - Summary of significant accounting policies

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Valuation of securities

Securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes scheduled base rent increases over the term of the lease. The Company has recorded as deferred rent the unamortized excess of rent expense over cash payments calculated on a straight-line basis over the lease term.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (cont'd)

Statement of cash flows

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2004 was $1,833. Cash paid for interest for the year ended December 31, 2004 was $159.

Note 3 - Property and equipment

At December 31, 2004, property and equipment consists of the following:

Computer equipment	$	80,086
Furniture		52,258
Other equipment		62,826
		195,170
Less: accumulated depreciation		118,251
	$	76,919

Note 4 - Agreement with clearing broker

The Company has entered into a continuing agreement with a clearing broker, to act as the Company's clearing agent.

The Company's agreement with the clearing broker requires that a deposit of $150,000 be maintained in either cash, United States Treasury Bills or money funds. The term of the current agreement will expire on November 30, 2006, and unless terminated in accordance with the provisions of such agreement, will continue after such term for an additional successive 24-month term.

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2004.

Note 6 - Concentrations of credit risk

The Company maintains cash balances at a major financial institution which potentially subjects it to credit risk. The Company's policy is to limit exposure with this institution by generally maintaining balances within the federally insured limits as well as by periodically evaluating the creditworthiness of such institution.

The Company also is engaged in various brokerage activities whose counter-parties primarily include broker-dealers, a clearing broker and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $188,411, which was $163,411 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 1.07 to 1.

Note 8 - Provision for income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liabilities for United States federal income taxes has been made. In addition, the Company, with the consent of its shareholders, has elected to be treated as an S Corporation for New York State. A provision has been made for the minimum amount of state taxes .

Note 9 - Stock purchase agreement

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

Note 9 - Stock purchase agreement (continued)

On January 5, 2005, the Company's President sold his interest in the Company to a registered representative employed by the Company in an arm's length transaction. Per the Company's stock purchase agreement, an exiting shareholder must inquire of the remaining shareholders if they want to purchase the interest before inquiring of an outside buyer. The Company's President did offer to sell his shares to the remaining shareholders, but they declined.

Note 10 - Profit sharing plan

The Company has a profit-sharing plan (the "Plan"), in which all full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2004, the Plan contribution charged to operations was $50,000.

Note 11 - Commitments

In November 2002, the Company entered into a non-cancelable operating lease for its general office facilities which expires on September 30, 2009.

Future minimum rental commitments are as follows:

Year ending December 31,		
2005	$	104,482
2006		108,245
2007		112,159
2008		116,229
2009		110,089
	$	551,204

Rent expense amounted to $108,221 for the year ended December 31, 2004.

Note 12 - Related party transactions

Commissions payable include amounts payable to shareholders/officers. As of December 31, 2004, amounts owed to shareholders/officers totaled $10,754.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EAST SHORE PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Allowable capital:		
Total shareholders' equity	$	315,495
Less non-allowable assets:		
Property and equipment, net		76,919
Prepaid expenses and other assets		46,097
Non-marketable securities, at estimated fair value		3,300
		126,316
Net capital before haircuts on securities		189,179
Haircuts on securities		768
Net capital	$	188,411
Aggregate indebtedness	$	202,495
Minimum net capital required	$	25,000
Excess net capital	$	163,411
Ratio: Aggregate indebtedness to net capital		1.07 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

EAST SHORE PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another independent broker-dealer on a fully disclosed basis.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

In planning and performing our audit of the financial statements and supplemental schedules of East Shore Partners, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

January 21, 2005